Exhibit 99.1

Value Buyers of Attractively Priced Assets in Less Efficient Markets Prime Acquisition Corp. I NVESTOR P RESENTATION J ANUARY 2014

Prime Acquisition Corp. About Prime Acquisition Corp . (“Prime”) Prime Acquisition Corp . , a Cayman Islands corporation, is a public company currently trading on OTC : BB . Originally formed as a special purpose acquisition company, Prime, following the closing of the business combination on September 30 , 2013 , is focused initially on the acquisition, where possible in exchange for Prime’s stock, directly or through its subsidiary, Prime BHN sarl ( Luxembourgh ), of performing assets primarily in real estate and in renewable energy in Europe . About bhn LLC (“ bhn ”) Bhn LLC was engaged by Prime as the Manager of Prime’s assets pursuant to a management agreement dated May 22 , 2013 . Safe Harbor This presentation may contain forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp . , its business, and bhn LLC . Forward - looking statements are statements that are not historical facts . Such forward - looking statements, based upon the current beliefs and expectations of Prime’s and bhn’s managements, are subject to risks and uncertainties, which could cause actual results to differ from the forward - looking statements . The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward - looking statements : • Continued compliance with government regulations ; • Changing legislation or regulatory environments ; • Requirements or changes affecting the businesses in which Prime and bhn are engaged ; • Industry trends, including factors affecting supply and demand ; • Labor and personnel relations ; • Credit risks affecting the combines business’ revenue and profitability ; • Changes in the real estate industry ; • Prime and bhn’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel ; • Changing interpretations of generally accepted accounting principles ; • General economic conditions ; and • Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission . The information set forth herein should be read in light of such risks . Neither Prime nor bhn assumes any obligation to update the information contained in this presentation . All materials filed by Prime with the SEC are available at no charge from the SEC through its website at www . sec . gov . A BOUT P RIME / BHN – S AFE H ARBOR 2

Prime Acquisition Corp. I NVESTMENT H IGHLIGHTS 3 • Initial portfolio of quality commercial real estate assets with 20 % yield to equity (including debt service, before expenses), 8 % in cash yield to equity (including capital repayment, before expenses) • A dditional real estate assets expected to be added in the next 12 - 24 months • Potential acquisition of renewable energy plants in Eastern Europe . • Experienced management team Commercial Real Estate

Prime Acquisition Corp. S EPTEMBER 2013 T RANSACTION ~ H IGHLIGHTS 4 • A ttractive portfolio of diverse commercial real estate assets with high occupancy rates • Limited cash required as part of initial transaction • Potential upside from sale of properties at higher valuations • Well performing commercial properties that are mainly located in the prime market of Milan with high quality tenants and long - term leases • Leveraged of 75 % at an attractive interest rate of approximately 3 . 2 % which significantly enhances returns September 2013 Announced closing of initial business transaction June / July 2013 Prime and bhn entered into a series of definitive agreements to acquire certain commercial real estate assets in Italy (Initial Portfolio). February 2013 Prime and bhn S.r.l . (“ bhn ”) entered into a binding Letter of Intent in connection with proposed business combination transaction . March 2012 Prime Acquisition Corp. completed its IPO in March 2011 with the intention of acquiring an operating business.

EXPERIENCED MANAGEMENT TEAM



Marco Prete
CEO

- Prime's CEO since September 30, 2013
- Founded bhn S.r.l. in 2000 an and bhn LLC in 2012
- Has been board member and executive manager of listed and private companies, as Yorkville bhn S.p.A., Sigea S.r.l., Ikonysis Inc.
- Prior to bhn, served as head of Corporate Finance at Finanziaria Canova S.p.A., manager at E-Capital Partners' corporate finance department, executive manager at Poligrafica San Faustino S.p.A.
- Degree in economics and social sciences from Bocconi University in Milan



Cristina Fragni
Managing Partner

- Prime's executive director and CFO since September 30, 2013
- Managing partner at bhn S.r.l. since 2005, managing member at bhn LLC since 2012
- Served as executive director at Yorkville bhn S.p.A., executive director in finance department at Rpx Ambiente S.r.l., board member of AQ Tech S.p.A. Previously managed portfolios of listed shares and bonds at I.dhea family office of Milan.
- Member of the Italian Association of Financial Analysts and graduated with a degree in economics and social sciences from Bocconi University in Milan



Stefano Ferrari
Managing Partner

- Prime's executive director and COO since September 30, 2013
- Managing member at bhn LLC since 2012
- Has founded and operated several multinational companies in the pharmaceutical and food industries over the past 17 years, e.g., Prospa B.V., Bioseutica, Ltd., and Societá Prodotti Antibiotici S.p.A (SPA)
- Degree in international business administration from University of San Francisco

Prime Acquisition Corp.
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C OMMERCIAL R EAL E STATE 6

Prime Acquisition Corp. E UROPE C OMMERCIAL R EAL E STATE O PPORTUNITY 7 $ 82 billion shortfall between commercial mortgage - backed securities in Europe maturing in 2013 and available capital • Many will be looking to sell prior to maturity, increasing lending activity in the commercial property market (Source : Bloomberg : Citigroup Targets Europe as Lenders Stoke CMBS Revival, Feb . 25 ) September 2013 – Prime closed the purchase of entities holding 10 properties in Italy for a total purchase price of approximately $ 70 . 0 million . Anticipated Yield • 20 % in yield to equity (including debt service, before expenses) • 8 % in cash yield to equity (including capital repayment, before expenses)

Prime Acquisition Corp. I NITIAL P ORTFOLIO O VERVIEW 8 • Initial Portfolio* consists of 10 commercial properties throughout Italy • Gross leasable area of approx . 30 , 000 sq . meters and annual rent of approx . € 4 . 0 million Property Name/Location Property Type Tenant(s) Approx. Gross Leasable Area (sq. meters) Purchase Price Mortgage Equity Value Avg. Lease Duration (Years) 1 Corso Europa 22, Milano Office LabLaw 1,800 € 20.0 € 14.0 € 6.0 10 2 Milanofiori, Building A5 Office Various int’l and Italian firms 1,000 € 2.27 € 1.66 € 0.61 10 3 Milanofiori, Building Q7 Office Various int’l and Italian firms 560 € 0.87 € 0.64 € 0.23 10 4 Milanofiori, Building N Office Various int’l and Italian firms 2,300 € 4.26 € 3.18 € 1.08 10 5 Viale Lucania , Buccinasco Office, Industrial Microelettrica Scientifica 16,500 € 16.2 € 11.82 € 4.38 18 6 Via Buozzi 22 , Buccinasco Office, Warehouse Various int’l and Italian firms 1,300 € 1.36 € 0.36 € 1.0 10 7 Via Newton, Assago Office Italian firms 1,200 € 2.5 € 1.18 € 1.32 10 8 Via Lazio 95, Buccinasco Office, Warehouse Italian cos. 4,300 € 3.73 € 0.98 € 2.75 10 9 Via Emilia, Buccinasco Commercial Italian commercial co. 250 € 0.29 € 0.21 € 0.08 10 10 Via Mulino , Buccinasco Commercial Merkur 400 € 1.07 € 0.73 € 0.34 8 29,610 € 52.55 € 34.74 € 17.81 *Additional details of individual properties in Initial Portfolio included in Appendix ( € in millions )

R ENEWABLE E NERGY 9

Prime Acquisition Corp. T HE R ENEWABLE E NERGY O PPORTUNITY 10 Our team has identified a diversified portfolio of alternative energy investments, including operating wind farms, solar farms and hydroelectric plants that will receive certain government incentives, such as Green Certificates (“GCs”) . Initial focus is on Romanian photovoltaic energy plants . Romania has been going through a major upgrading process of its power plants and energy sources in order to meet EU emission requirements . In this context, Romania has adopted GCs as an incentive for promoting electricity produced from renewable energy sources in the market, along with feed - in tariffs .

Prime Acquisition Corp. T HE R ENEWABLE E NERGY O PPORTUNITY 11 GCs represent a market - based instrument used to regulate and promote the deployment of renewable energy, including wind, solar, wave, geothermal, hydro and biomass sourced power . GCs are a tradable (whether currently or in the future) commodity created by the state, issued to those who generate energy from renewable sources and bought by non - renewable energy producers . GCs are resalable, subject to applicable regulations, at a regulated price range, through locally regulated markets, such as OPCOM in Romania, and, subject to local legislation, to downstream non - renewable energy providers . The minimum price is ultimately guaranteed by the EU Typically one certificate represents generation of a certain amount of megawatt hours (“ MWh ”) of electricity from renewable sources GCs main features : o Tradability o Ultimately guaranteed by EU o Length of yields

Prime Acquisition Corp. T HE P IPELINE 12 Leveraging management’s relationships with real estate investment funds and local financial institutions, Prime has identified stand - alone properties and real estate portfolios in Italy, comprising primarily income generating commercial and industrial properties, at attractive prices . Sizeable potential investments in renewable energy plants in Romania . Management is also reviewing renewable energy markets in other countries as further incentive plans become available . R enewable energy and GC Pipeline Real Estate Pipeline P RIME A CQUISITION C ORP .

Prime Acquisition Corp. I NVESTMENT C ONCLUSIONS 13 Quality assets at low valuations Sustainable income streams and yields Renewable energy and Green Certificate market is still relatively nascent ~ attractive yield potential Attractive purchase price for real estate properties with high utilization and quality, long - term tenant base Experienced management team with long - term strategy for balancing growth with sustainable returns

Prime Acquisition Corp. C ONTACT I NFORMATION 14 At the Company Prime Acquisition Corp. Marco Prete , CEO mp@bhnnyc.com Investor Relations Counsel The Equity Group Inc. Carolyne Yu Adam Prior 415 - 568 - 2255 (U.S.) 212 - 836 - 9606 (U.S.) cyu@equityny.com aprior@equityny.com

A PPENDIX C URRENT P ORTFOLIO P ROPERTY D ESCRIPTIONS 15

Prime Acquisition Corp. P ROPERTY D ESCRIPTIONS 1. Corso Europa 22 • 1 , 800 - sq . meter office building, including six floors and a basement • Located in the top office location in Milan, near San Babila’s square, close to the fashion district called “ quadrilatero della moda ”, 500 meters from the Duomo , Milan Cathedral at the center of the city • Originally designed in 1957 by Architect Vico Magistretti , a leading figure in the Italian cultural and architectural space after WWII, was recently completely renovated • Current primary tenant is LabLaw , a leading Italian labor and employment law firm . Contract was recently renewed for a 10 - year period and annual rent of € 1 . 4 million . 2. Assago Milanofiori, Building A5, 900 sq. meters 3. Assago Milanofiori, Building Q7, 560 sq. meters 4. Assago Milanofiori, Building N, 2,250 sq. meters • Three buildings part of a large office complex called Assago Milanofiori located in the southern part of Milan • All three buildings are rented to Italian and multinational companies . o A 5 : Contracts have an average 10 - year duration, aggregate annual rents of € 0 . 15 million o Q 7 : Contracts have an average 10 - year duration, annual rent of € 0 . 76 million o N : Contracts have an average 10 - year duration and annual rent of € 0 . 3 million 16 Building A5 Building Q7 Building N

Prime Acquisition Corp. P ROPERTY D ESCRIPTIONS – CONTINUED 5. Viale Lucania , Buccinasco • Recently renovated industrial and office building located in Buccinasco , a large commercial and industrial area in the southern part of Milan, that is adjacent to many major cities such as Assago, Corsico , Trezzano sul Naviglio and is near major freeways and the highway traveling toward Genova • Facility encompasses a 16 , 000 - sq . meter industrial plant, 11 , 500 - sq . meter warehouse, and 4 , 500 - sq . meter office • Primary tenant is Microelettrica Scientifica , a subsidiary of the large multinational Knorr - Bremse group, a leading global producer of braking systems for trucks and trains . Contract has an 18 - year duration and annual rent of € 1 . 3 million . 17 6. Via Buozzi 22, Buccinasco • 1,300 - sq. meter office and warehouse building located in Buccinasco • Tenants are multiple international and Italian firms. Contracts have an average 10 - year duration and aggregate annual rent of € 0.11 million. 9

Prime Acquisition Corp. P ROPERTY D ESCRIPTIONS – CONTINUED 7. Via Newton, Assago • 1,200 sq. - meter office building located in the southern part of Milan, with direct subway connection to the city center and near major freeways and highways • Tenants are Italian firms. Contracts have an average 10 - year duration and annual rent of € 0.19 million. 8. Via Lazio 95, Buccinasco • 4,300 - sq. meter office and warehouse building located in Buccinasco • Tenants are Italian companies. Contract has a 10 - year duration and annual rent of € 0.29 million. 9. Via Emilia, Buccinasco • 250 - sq. meter commercial building located in Buccinasco • Tenant is an Italian commercial company. Contract has a 10 - year duration and annual rent of € 0.02 million. 10. Via Mulino , Buccinasco • 400 - sq. meter commercial building located in Buccinasco • Tenant is Merkur , a gaming company. Contract has a 8 - year duration and annual rent of € 0.08 million. 18